SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                             (Amendment No. 6)


                               US WATS, INC.
                             (Name of Issuer)


                COMMON STOCK -- PAR VALUE $.001 PER SHARE
                     (Title of Class of Securities)


                                90337P10
                                --------
                             (CUSIP Number)

                           Morris F. DeFeo, Jr.
                       Swidler & Berlin, Chartered
          3000 K Street, N.W., Suite 300, Washington, D.C. 20007
                               202-424-7500
          ------------------------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                         March 23-March 27, 1998
                              --------------
         (Dates of Events Which Require Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-(b)(3) or (4), check the following box [ ].

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (10-97)
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                             SCHEDULE 13D/A

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CUSIP No.  90337P10                                   Page 1 of 5
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1.     NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
       (ENTITIES ONLY)
                  Gold & Appel Transfer, S.A.
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2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  [   ]
                                                                 (b)  [   ]
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3.     SEC USE ONLY

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4.     SOURCE OF FUNDS*                             WC
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5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) or 2(e)                                            [   ]
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6.     CITIZENSHIP OR PLACE OF ORGANIZATION         British Virgin Islands
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NUMBER OF               7.       SOLE VOTING POWER                6,409,534
SHARES                 -------------------------------------------------------
BENEFICIALLY            8.     SHARED VOTING POWER                0
OWNED BY               -----------------------------------------------------
EACH                    9.     SOLE DISPOSITIVE POWER             0
REPORTING              -------------------------------------------------------
PERSON WITH:           10.    SHARED DISPOSITIVE POWER            0
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11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               6,409,534
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12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                           [   ]
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13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)         36.16%
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14.    TYPE OF REPORTING PERSON*                 CO
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                           SCHEDULE 13D/A
------------------------                             -------------------------
CUSIP No.  90337P10                                  Page 2 of 5
------------------------                             -------------------------
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1.    NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      (ENTITIES ONLY)             Walt Anderson
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  [   ]
                                                             (b)  [   ]
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3.    SEC USE ONLY

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4.    SOURCE OF FUNDS*                         OO
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5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                        [   ]
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6.    CITIZENSHIP OR PLACE OF ORGANIZATION      United States of America
------------------------------------------------------------------------------
NUMBER                     7.    SOLE VOTING POWER                0
OF SHARES                 ----------------------------------------------------
BENEFICIALLY               8.    SHARED VOTING POWER              0
OWNED BY                  ----------------------------------------------------
EACH                       9.    SOLE DISPOSITIVE POWER           6,409,534
REPORTING                 ----------------------------------------------------
PERSON WITH               10.   SHARED DISPOSITIVE POWER         0
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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               6,409,534
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                              [   ]
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)           36.16%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*                      IN
------------------------------------------------------------------------------

This Amendment No. 5 ("Amendment No. 5") to Schedule 13D filed by Gold & Appel Transfer, S.A., a British Virgin Islands corporation ("Gold & Appel"), and Walt Anderson, a natural person and a U.S. citizen ("Mr. Anderson"), as joint filers, with respect to the common stock, par value $.001 per share (the "Common Shares"), of US WATS, Inc., a New York corporation (the "Issuer"), amends and/or supplements, as indicated, Items 3, 5, 6 and 7 of the Schedule 13D filed by Gold & Appel and Mr. Anderson as joint filers on December 5, 1997 (the "Statement"), as amended by Amendment No. 1, Amendment No. 2 ,
Amendment No. 3, Amendment No. 4 and Amendment No. 5 thereto filed by Gold & Appel and Mr. Anderson as joint filers on December 17, 1997, January 6, 1998, February 25, 1998 and March 17, 1998, respectively ("Amendment No.1," "Amendment No. 2," "Amendment No. 3," "Amendment No. 4," and "Amendment No. 5" respectively). All capitalized terms used and not defined herein shall have the meanings ascribed to them in the Statement, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5.



                           Page 2 of 5
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ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is supplemented as follows:

Gold & Appel purchased a total of 36,000 Common Shares between March 23, 1998 and March 24, 1998 on the NASDAQ National Market, as follows:

   Date        Number of Shares                Price Per Common Share
  -------      ----------------        --------------------------------------
  03/23/98           20,000                            1.625
  03/24/98           16,000                            1.625

TOTAL                36,000

     In addition, under a Stock Purchase and Loan Agreement dated as of March 24, 1998 between Kevin M. O'Hare ("O'Hare") and Gold & Appel (the
"Agreement"), a copy of which is filed herewith as Exhibit 7.2, Gold & Appel purchased 100,000 Common Shares for $150,000.00, representing a purchase price of $1.50 per Common Share.

     In addition, under a Stock Purchase and Loan Agreement dated as of March 24, 1998 between Mark Mendes ("Mendes") and Gold & Appel, a copy of which is filed herewith as Exhibit 7.3, Gold & Appel purchased 56,667 Common Shares for $80,000.50, representing a purchase price of $1.50 per Common Share.

     In addition, under a Stock Purchase and Loan Agreement dated as of March 24, 1998 between Christopher J. Shannon ("Shannon") and Gold & Appel, a copy of which is filed herewith as Exhibit 7.4, Gold & Appel purchased 56,667 Common Shares for $80,000.50, representing a purchase price of $1.50 per Common Share.

     All of the funds used to purchase the above-mentioned 36,000 Common Shares acquired by Gold & Appel on the NASDAQ National Market as well as the 213,334 Common Shares acquired from O'Hare, Mendes and Shannon came from Gold & Appel's general corporate funds.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is amended as follows:

     (a) Gold & Appel beneficially owns 6,409,534 Common Shares, representing approximately 36.16% of the outstanding Common Shares, based on the outstanding shares as of February 27, 1998 pursuant to the Issuer's Form 10-K filed March 31, 1998 with the U.S. Securities and Exchange Commission ("SEC").

     By virtue of the power-of-attorney dated January 19, 1998 and remaining in full force and until January 15, 2001, executed by Gold & Appel and appointing thereunder Mr. Anderson as Gold & Appel's attorney-in-fact (the "Power-of- Attorney"), Mr. Anderson has the authority and power in the name of and on behalf of Gold & Appel to, among other things, buy, sell and trade the Common Shares held by Gold & Appel. A copy of the Power-of-Attorney is filed as Exhibit 7.2 to the Statement on Schedule 13D filed with the SEC by Gold & Appel and Mr. Anderson, as joint filers, with respect to the securities of Esprit Telecom Group plc, on January 27, 1998, and which is incorporated herein by this reference. Under the Power-of- Attorney, Mr. Anderson may be deemed the beneficial owner of the Common Shares held by Gold & Appel. Mr. Anderson, however, disclaims beneficial ownership of the Common Shares held by Gold & Appel.

     In addition, Mr. Anderson is the President and a Director of the Foundation for the International Non-Governmental Development of Space, a non-profit organization ("FINDS"), which owns 493,000 Common Shares. Mr. Anderson does not have a controlling interest in FINDS and thus disclaims beneficial ownership of the Common Shares held by FINDS.

     (b) Gold & Appel has the sole power to vote 6,409,534 Common Shares. Mr. Anderson has the power, on behalf of Gold & Appel, to dispose of the 6,409,534 Common Shares beneficially owned by Gold & Appel under the Power-of-Attorney.

     (c) Since the filing of Amendment No. 5, Gold & Appel purchased an aggregate 249,334 Common Shares as reported in Item 3 above.

              In addition, During the past 60 days through the date hereof, FINDS bought, in multiple transactions, an aggregate of 150,000 Common Shares on the NASDAQ National Market, as follows:

Purchases:

     Date      Number of Common Shares      Price Per Common Share

    03/25/98         25,000                       1.625
    03/26/98         50,000                       1.625
    03/27/98         75,000                       1.7042

Total               150,000

     (d) No other person is known by Gold & Appel nor by Mr. Anderson to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by Gold & Appel or Mr. Anderson.

     (e)      Not applicable.

                          Page 3 of 5
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ITEM 6.   CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH

RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is amended as follows:

Except as stated in the Statement, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5, and for the Joint Filing Agreement attached to this Amendment No. 5 as Exhibit 7.1 and the Stock Sale Agreement attached to this Amendment as Exhibit 7.2, neither Gold & Appel nor Mr. Anderson has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer of any of the Common Shares, beneficially owned by Gold & Appel or Mr. Anderson, finder's fees, joint ventures, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

     Exhibit 7.1 Joint Filing Agreement with respect to the joint filing of this Amendment No. 6 to Schedule 13D.

     Exhibit 7.2 Stock Purchase and Loan Agreement between Kevin M. O'Hare and Gold & Appel Transfer S.A. dated as of March 24, 1998.

     Exhibit 7.3 Stock Purchase and Loan Agreement between Mark Mendes and Gold & Appel Transfer S.A. dated as of March 24, 1998.

     Exhibit 7.4 Stock Purchase and Loan Agreement between Christopher J. Shannon and Gold & Appel S.A. dated as of March 24, 1998.

















                                Page 4 of 5
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                           SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 6 to Schedule 13D is true, complete and correct.

Date:     April 6, 1998

                                   Gold & Appel Transfer, S.A.,
                                   a British Virgin Islands corporation


                                   By:  /s/ Walt Anderson
                                      -----------------------------------
                                        Walt Anderson, Attorney-in-Fact for
                                        Gold & Appel Transfer, S.A.


                                         /s/ Walt Anderson
                                       -----------------------------------
                                              Walt Anderson




























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